SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA ASIA PACIFIC EUROPE
March 20, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Tonya Aldave
James Lopez

Re:	Aspen Insurance Holdings Limited
Amendment No. 3 to Registration Statement on Form F-1
Filed December 11, 2024
File No. 333-276163
Ladies and Gentlemen:
On behalf of our client, Aspen Insurance Holdings Limited (“Aspen” or the “Registrant”), we hereby submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 8, 2025 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1 filed with the Commission (the “Registration Statement”). We are concurrently filing via EDGAR this letter and a fourth amendment to the Registration Statement (“Amendment No. 4”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Registrant’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4.

General
1.We note the revised disclosure on page 13 regarding ACM sourcing third-party capital and developing reinsurance structures such as “sidecar vehicles.” With a view to clarifying disclosure, advise us if the launch of Pando Re with PIMCO, announced on April 16, 2024, is part of the operations of Aspen Capital Partners and the fee income discussed on page 91. We note from the announcement available under the investors section of your website that the CEO of ACP referred to a significant opportunity for new capacity against “the backdrop of reduced appetite from the reinsurance market.” Please advise why you did not address the agreement and the parties in the filing or revise to provide disclosure where appropriate. In this regard, it appears that the MD&A disclosure should further clarify trends regarding “lines of business where market conditions remain challenging,” as referenced on page 9.
Response: The Registrant acknowledges the Staff’s comment and has revised its disclosure on pages 13, 92-93 and 158 of Amendment No. 4.
Exhibits
2.We note that Section 163 of your Second Amended and Restated By-laws filed as Exhibit 3.4 includes an exclusive forum provision. Based on your disclosure on page 71 it appears that this provision does not apply to actions arising under the Securities Act or Exchange Act. As such, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Response: The Registrant confirms that the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act. The Registrant has filed its third amended and restated bye-laws that it expects to be effective upon completion of internal governance procedures and completion of the offering as an exhibit to the Registration Statement to state this clearly.
3.We note your response to prior comment 2 that under the investment management agreement Apollo Asset Management Europe PC LLP manages approximately 20% of your total cash and investments as of September 30, 2024 and that you are not dependent or reliant on any one investment manager. We also note that the description of this agreement appears on page 221 under subheading “Material Agreements and Related Party Transaction.” Given the significant cash and investments under management by Apollo as well as other disclosure included in the filing, the “IMAs” appear to be a material agreements (as currently in effect or subsequent to the novation referenced on page 61) that should be filed with your registration statement. Please revise accordingly.

Response: The Registrant acknowledges the Staff’s comment and has filed: (1) the form of investment management agreement that is currently in effect; (2) the form deed of novation by and among each of the Registrant and certain of its subsidiaries and AAME and AAME LLP; and (3) the form of Amended and Restated Investment Management Agreement that the Registrant expects to be in effect upon the receipt of regulatory approval and completion of internal governance procedures, in each case, as exhibits to the Registration Statement.
* * * *

If you have questions with respect to Amendment No. 4 or the responses set forth above, please direct the questions to me at 212-839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	David Amaro, Aspen Insurance Holdings Limited
Robert A. Ryan, Sidley Austin llp
Adam M. Gross, Sidley Austin llp
Marc D. Jaffe, Latham & Watkins LLP
Erika L. Weinberg, Latham & Watkins LLP